Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

(in thousands, except for ratio)	Year Ended December 31,
	2013	2012	2011	2010	2009
Computation of earnings
Pretax income (a)	$80,808	$103,646	$106,428	$78,136	$44,033
Add:
Interest expense on indebtedness	20,860	22,155	25,256	19,865	20,688
Amortization of debt issue costs	1,594	1,719	1,518	3,841	1,866
Interest portion of rent expense (b)	7,730	6,740	7,845	8,738	9,976
Distributed income of equity investees	17,780	24,353	17,831	8,412	2,358
Earnings	$128,772	$158,613	$158,878	$118,992	$78,921

Computation of fixed charges
Interest expense on indebtedness	$20,860	$22,155	$25,256	$19,865	$20,688
Amortization of debt issue costs	1,594	1,719	1,518	3,841	1,866
Interest portion of rent expense (b)	7,730	6,740	7,845	8,738	9,976
Fixed charges	$30,184	$30,614	$34,619	$32,444	$32,530

Ratio of earnings to fixed charges	4.27	5.18	4.59	3.67	2.43

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.